MIDSOUTH BANCORP, INC.

102 Versailles Boulevard

Lafayette, Louisiana 70501

September 5, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christopher Dunham

Re:	MidSouth Bancorp, Inc.
Registration Statement on Form S-3
File No. 333-227109

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, MidSouth Bancorp, Inc. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) to September 10, 2018 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

Please notify our attorney, Brad R. Resweber of Troutman Sanders LLP, by phone at (404) 885-3132 of the date and time that the Registration Statement has been declared effective.

Yours very truly,

MIDSOUTH BANCORP, INC.

By:	/s/ James R. McLemore
Name:	James R. McLemore
Title:	President and Chief Executive Officer